12012440

SEC Mail Processing Section

FEB 28 2012

Washington DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Client Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Lexington RD
(No. and Street)

Louisville	KY	40206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ohlin 502-451-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

301 East Elm Street	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ohlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Client Services LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE CLIENT SERVICES, LLC

SIPC Assessment Reconciliation

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Accountants' Report to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
PRIVATE CLIENT SERVICES, LLC
Louisville, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Private Client Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Private Client Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Private Client Services, LLC's management is responsible for Private Client Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries per review of the cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting no differences;

4. Reviewed the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 22, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068183 FINRA DEC
PRIVATE CLIENT SERVICES LLC 18*18
2225 LEXINGTON RD
LOUISVILLE KY 40206-2818

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 266

B. Less payment made with SIPC-6 filed (exclude interest) (64)
7/15/2011
Date Paid

C. Less prior overpayment applied (121)

D. Assessment balance due or (overpayment) 81

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 81

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 81

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Private Client Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 10 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,068,433

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 7,743,249

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 131,892

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 86,929

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 7,962,070

2d. SIPC Net Operating Revenues $ 106,363

2e. General Assessment @ .0025 $ 266

(to page 1, line 2.A.)

PRIVATE CLIENT SERVICES, LLC

Financial Statements and Supplementary Information

December 31, 2011

RODEFER MOSS & CO, PLLC

PRIVATE CLIENT SERVICES, LLC

Financial Statements and Supplementary Information

December 31, 2011

PRIVATE CLIENT SERVICES, LLC
Financial Statements and Supplementary Information
Year Ended December 31, 2011

Table of Contents

	Page
Independent Auditors' Report	1
Audited Financial Statements:	
Statement of Financial Condition	2
Statement of Changes in Member Equity	3
Statement of Income	4
Statement of Cash Flows	5
Notes to Financial Statements	7
Independent Auditors' Report on the Supplementary Information	9
Supplementary Information:	
Schedule I - Computation of Net Capital	10
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	11

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report

To the Board of Directors
Private Client Services, LLC
New Albany, Indiana

We have audited the accompanying statement of financial condition of Private Client Services, LLC as of December 31, 2011, and the related statement of income, changes in member equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Client Services LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 22, 2012

PRIVATE CLIENT SERVICES, LLC
Statement of Financial Condition
December 31, 2011

ASSETS	
Current Assets	
Cash and cash equivalents	$ 51,468
Cash deposit with clearing organization	100,000
Accounts receivable	38,069
Commissions receivable	189,213
Other receivable	11,259
Prepaid expenses and other current assets	14,471
Total current assets	404,480
Property and Equipment	
Equipment	38,665
	38,665
Less accumulated depreciation	(18,924)
Property and equipment, net	19,741
Other noncurrent assets	
Deferred income taxes	25,350
Goodwill	44,468
Total noncurrent assets	69,818
Total assets	$ 494,039
LIABILITIES AND MEMBER EQUITY	
Current Liabilities	
Commissions payable	$ 217,417
Accounts payable	3,894
Accrued payroll liabilities	34,925
Deferred revenue & rep expenses collected	46,457
Total liabilities	302,693
Member Equity	191,346
Total member equity	191,346
Total liabilities and member equity	$ 494,039

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Changes in Member Equity
Year Ended December 31, 2011

Balance at December 31, 2010	$ 175,098
Contribution of capital	65,000
Net loss	(48,752)
Balance at December 31, 2011	$ 191,346

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Income
Year Ended December 31, 2011

Revenues	
Commissions and fees	$ 7,983,454
Other	84,979
Total revenues	8,068,433
Expenses	
Commission expense	6,621,328
Salaries and wages	721,756
Computer expenses and technology	168,747
Brokerage service expenses	131,892
Contracted services	114,064
Travel and entertainment	68,046
Rent	64,396
Employee benefits	62,118
Licenses and fees	52,881
Professional fees	32,575
Postage	19,050
Insurance	17,155
Dues and fees	16,013
Utilities	14,422
Miscellaneous expenses	9,809
Advertising	7,397
Taxes	4,762
Printing	4,592
Depreciation	4,034
Repairs and maintenance	3,252
Bank fees	1,758
Office expenses	1,540
Education and training	1,084
Charitable contributions	200
Total expenses	8,142,871
Other income	
Interest income	2,672
Total other income	2,672
Loss before provision for income taxes	(71,766)
Provision for income tax expense (benefit)	(23,014)
Net Loss	$ (48,752)

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows From Operating Activities	
Cash received from commission and fees	$ 8,179,141
Cash paid for operating expenses	(8,176,337)
Other income received	2,672
Net cash flows from operating activities	5,476
Cash Flows From Investing Activities	
Purchase of equipment	(21,990)
Goodwill	(44,468)
Net cash flows from investing activities	(66,458)
Cash Flows from Financing Activities	
Contribution of capital	65,000
Net cash provided by financing activities	65,000
Net change in cash and cash equivalents	4,018
Cash and cash equivalents at the beginning of the year	47,450
Cash and cash equivalents at the end of the year	$ 51,468

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Cash Flows (Continued)
Year Ended December 31, 2011

Reconciliation of net income to net cash flows from operating activities

Net loss	$ (48,752)
Adjustments to reconcile net loss to net cash	
flows from operating activities:	
Depreciation	4,034
Decrease (increase) in assets:	
Commissions receivable	93,790
Accounts receivable	(38,069)
Due from related party	8,530
Other receivable	(11,259)
Prepaid expenses and other current assets	8,464
Increase (decrease) in liabilities:	
Commissions payable	(21,414)
Accounts payable	(11,864)
Deferred revenue & rep expenses collected	46,457
Deferred income taxes	(28,128)
Other accrued expenses	(1,427)
Income taxes payable	5,114
Net cash flows from operating activities	$ 5,476

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities - The Company became a registered broker-dealer in November 2009 with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity - These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the assets, liabilities, revenues or expenses of the Company's sole member.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition - The Company recognizes revenue on its variable annuity and mutual funds products once received with an estimate booked representing outstanding commission and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Basis of Accounting - The Company uses the accrual basis of accounting.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Equipment and Depreciation - Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $18,924 for the year ended December 31, 2011.

Income Tax Status - The Company has elected to be treated as a C corporation for tax purposes and accordingly, the Company has incurred federal and state income tax expense (benefit) of ($23,014) for the year ended December 31, 2011. The Company's deferred tax asset as of December 31, 2011, was $25,350. The deferred tax asset arose principally from timing differences between financial reporting and income tax reporting of the Company's assets and liabilities.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2011.

The Company's federal and various state income tax returns for 2008 through 2011 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Commissions and Agent Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising - Advertising costs are expensed as incurred. Advertising expense was $7,397 at December 31, 2011.

Goodwill - Cost of investments in purchased companies in excess of the underlying fair value of net assets at dates of acquisition are recorded as goodwill and assessed annually for impairment. If considered impaired, goodwill will be written down to fair value and a corresponding impairment loss recognized.

Subsequent Events - The Company has evaluated events and transactions through February 22, 2012, the date these financial statements were issued for items that should potentially be recognized or disclosed.

NOTE 2 - RESTRICTED CASH

The Company maintains a $100,000 account balance with its clearing broker as a minimum balance requirement. As of December 31, 2011, the balance is classified accordingly in the accompanying statement of financial condition.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2011.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company was $20,180 at December 31, 2011. At December 31, 2011 the Company's net capital was $66,932 which was $46,752 in excess of its minimum net capital requirement.

NOTE 5 - RETIREMENT PLAN

The Company has a deferred compensation 401(k) plan covering substantially all employees meeting certain eligibility requirements. For the year ended December 31, 2011, the Company's contribution to the plan was $12,671.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company leases its office facilities from a related entity. Rent expense paid to the related entity by the Company during 2011 was $59,380.

NOTE 7 - STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2011, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 8 - EVENT

On December 1, 2011, the Company acquired the assets of Kentucky Financial Group, Inc., an affiliated company, which consisted of cash, equipment and the rights to the name.

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RODEFER MOSS & CO, PLLC

Independent Auditors' Report on the Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Private Client Services, LLC
New Albany, Indiana

Our report on our audit of the 2011 basic financial statements of Private Client Services, LLC, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 22, 2012

PRIVATE CLIENT SERVICES, LLC
Schedule I - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net capital	
Total member equity	$ 191,346
Receivable from non-customer	(8,710)
Other receivable	(11,258)
Property and equipment, net	(19,741)
Other assets	(84,289)
Haircut on other securities	(416)
Net capital	$ 66,932
Aggregate indebtedness	
Items included in statement of financial condition	
Commissions payable	$ 217,417
Accounts payable	3,894
Deferred revenue & rep expenses collected	46,457
Other current liabilties	34,925
Total aggreagate indebtedness	$ 302,693
Computation of basic net capital requirement	
Minimum net capital required	$ 20,180
Excess net capital	$ 46,752
Excess net capital at 1000%	$ 36,663
Ratio: Aggregate indebtedness to net capital	4.52 to 1
Reconciliation with company's computation (included in part II of form X-17A-5 as of December 31, 2011 and 2010)	
Net capital, as reported in company's part II (Unaudited) FOCUS report	$ 66,932
Effect of audit adjustments on accounts included in the net capital calculation	-
Net capital per above	$ 66,932

See independent auditors' report on supplementary information.

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• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Private Client Services, LLC

In planning and performing our audit of the financial statements of Private Client Services LLC (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting

principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 22, 2012